



04004090

SECURITIES ᴀɴᴅ ᴇxᴄʜᴀɴɢᴇ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52258

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2003___ AND ENDING___December 31, 2003___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: River Capital Markets, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 Bloomfield Hills Parkway, Suite 270
                              (No. and Street)

Bloomfield Hills   Michigan   48304
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Michael J. Feldman___   ___(248) 433-3170___
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perrin, Fordree & Company, P.C.
                    (Name – if individual, state last, first, middle name)

901 Wilshire Drive, Suite 400   Troy   Michigan   48084
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Michael J. Feldman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____River Capital Markets, L.L.C._____ , as

of _____December 31_____ , 20_03___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) An Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RIVER CAPITAL MARKETS, L.L.C.

FINANCIAL STATEMENTS
WITH
ADDITIONAL INFORMATION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

RIVER CAPITAL MARKETS, L.L.C.

- CONTENTS -

Edward J. Phillips, CPA
Robert S. Gigliotti, CPA
Ronald H. Frechen, CPA
Robert E. Hagedorn, CPA
Thomas W. Larson, M.A.
Roger G. Zulauf, CPA
Judith K. Caldwell, CPA
Garrett P. Klein, CPA
Michael J. Mayette, CPA
Sandra L. Gohlke, CPA



PERRIN
FORDREE &
COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of:

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors
INTEGRA® INTERNATIONAL*

Independent Auditors' Report

To the Board of Directors
River Capital Markets, L.L.C.
Troy, Michigan

We have audited the accompanying statement of financial condition of **RIVER CAPITAL MARKETS, L.L.C.** as of December 31, 2003, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RIVER CAPITAL MARKETS, L.L.C.** at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Net Capital Calculation (G) on Page 8 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Perrin, Fordree & Company P.C.

PERRIN, FORDREE & COMPANY, P.C.

January 28, 2004

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash		$ 12,344
Money market funds		6,055
Total current assets		18,399
Office equipment, at cost	$ 4,942	
Computer equipment, at cost	8,004	
	12,946	
Less accumulated depreciation	7,515	5,431
		$ 23,830

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES -	
Accounts payable	$ 1,318
MEMBERS' EQUITY	22,512
	$ 23,830

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
INCOME STATEMENT
YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Retainer fees	$ 39,980
Success fees	77,407
Dividend income	210
Total revenues	117,597
OPERATING EXPENSES	68,130
NET INCOME	$ 49,467

The accompanying notes are an integral part of the financial statements.

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

BALANCE - DECEMBER 31, 2002	$ 19,489
MEMBER WITHDRAWALS	(46,444)
NET INCOME	49,467
BALANCE - DECEMBER 31, 2003	$ 22,512

The accompanying notes are an integral part of the financial statements.

-4-

RIVER CAPITAL MARKETS, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 117,387	
Cash paid to suppliers	(65,334)	
Dividends received	210	
Net cash from operating activities		$ 52,263
CASH FLOWS FROM FINANCING ACTIVITIES -		
Members' withdrawals		(46,444)
INCREASE IN CASH AND CASH EQUIVALENTS		5,819
CASH AND CASH EQUIVALENT:		
BALANCE - December 31, 2002		12,580
BALANCE - December 31, 2003		$ 18,399

RECONCILIATION OF NET INCOME TO NET CASH FROM OPERATING ACTIVITIES

NET INCOME	$ 49,467
Adjustment to reconcile net income to net cash from operating activities -	
Depreciation	2,336
Changes in assets and liabilities which increase (decrease) cash flow -	
Accounts payable	460
NET CASH FROM OPERATING ACTIVITIES	$ 52,263

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of River Capital Markets, L.L.C. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization

River Capital Markets, L.L.C. (the Company), was organized May 20, 1997 as a limited liability company under the laws of the State of Michigan. The Company is a registered securities broker/dealer. The Company does not carry customer accounts or hold securities.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes commercial checking accounts and brokerage money market accounts.

Depreciation

The Company uses the straight-line balance method of depreciation for office equipment and furniture and fixtures over useful lives of five to seven years.

Income Taxes

The Company is a Limited Liability Company. Accordingly, no provision for income taxes has been made on these financial statements. All profits and losses are taxed on the members' tax returns.

NOTE 1 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:**

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 - **NET CAPITAL:**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. At December 31, 2003, the Company's net capital was $11,027, minimum required net capital is $5,000 and the ratio of the Company's aggregate indebtedness to the Company's net capital is approximately .12 to 1.

NOTE 3 - **OPERATING LEASE:**

The Company has a lease agreement for their offices. The lease is on a month-to-month basis. The payments are classified as rent expense. The lease requires payments of $3,731 per month. For the year ended December 31, 2003, the amount of rent paid was $14,592.

RIVER CAPITAL MARKETS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2003

NET CAPITAL:	
Total members' equity qualified for net capital	$ 22,512
Add allowable credits	-
Total capital and allowable credits	22,512
Deduct non-allowable assets - other	11,485
Net capital before haircuts on securities positions	11,027
Less haircuts on securities positions	-
Net capital	$ 11,027
AGGREGATE INDEBTEDNESS -	
Items included in statement of financial condition	
Accounts payable	$ 1,318
Total aggregate indebtedness	$ 1,318
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of):	
Company (6.67% of total aggregate indebtedness)	$ 88
Broker-dealer	5,000
Total	$ 5,088
EXCESS NET CAPITAL	$ 6,027
EXCESS NET CAPITAL AT 1,000%	$ 10,895
RATIO - AGGREGATE INDEBTEDNESS TO NET CAPITAL	.12 to 1.0
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part IIA of Form X-17A-5 as of December 31) -	
Net capital, as reported in Company's Part IIA FOCUS report	$ 11,027
Net capital per above	$ 11,027
Difference:	$ -

Edward J. Phillips, CPA
Robert S. Gigliotti, CPA
Ronald H. Frechen, CPA
Robert E. Hagedorn, CPA
Thomas W. Larson, M.A.
Roger G. Zulauf, CPA
Judith K. Caldwell, CPA
Garrett P. Klein, CPA
Michael J. Mayette, CPA
Sandra L. Gohlke, CPA



PERRIN FORDREE & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of:

American Institute of CPAs
Michigan Association of CPAs
Registered Investment Advisors
INTEGRA® INTERNATIONAL

Independent Auditors' Report on Internal Control

To the Board of Directors
River Capital Markets, L.L.C.
Bloomfield Hills, Michigan

In planning and performing our audit of the financial statements of **RIVER CAPITAL MARKETS, L.L.C.** (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.
Because of inherent limitations in any internal control or the practices and procedures referred to

901 Wilshire Drive, Suite 400, Troy, Michigan 48084, telephone 248.362.3600, fax 248.362.4707, www.perrinfordree.com

above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matters involving the accounting system and control procedures that we considered to be a material weakness as defined above:

● The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing, and extent of audit tests to be applied in our audit of the financial statements, and this report on such conditions does not modify our opinion dated January 28, 2004, on such financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matters noted in the second preceding paragraph, the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

PERRIN, FORDREE & COMPANY, P.C.

Troy, Michigan
January 28, 2004